UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D/A -3
                    Under the Securities Exchange Act of 1934

                            Skinny Nutritional Corp.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   830695 10 2
                                 (CUSIP Number)

                                 Michael Salaman
                          3 Bala Plaza East, Suite 117
                              Bala Cynwyd, PA 19006
                                 (610) 784-2000
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 24, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.I3d-I(e), 240. l3d-I(f) or 240.1 3d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              Persons who respond to the collection of Information
            contained in this form are not required to respond unless
             the form displays a currently valid 0MB control number.

                                  SCHEDULE 13D

CUSIP No. 830695 10 2

1.  Names of Reporting Persons
    Michael Salaman
    I.R.S. Identification Nos. of above persons (entities only)

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]
    (b) [ ]

3.  SEC Use Only

4.  Source of Funds (See Instructions): PF

5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
    2(d) or 2(e)                                                             [ ]

6.  Citizenship or Place of Organization: United States


     NUMBER OF           7.    Sole Voting Power: 12,937,657
       SHARES
    BENEFICIALLY         8.    Shared Voting Power:  0
      OWNED BY
        EACH             9.    Sole Dispositive Power:  12,937,657
     REPORTING
       PERSON           10.    Shared Dispositive Power: 0
        WITH

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 12,937,657

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares        |X|

13. Percent of Class Represented by Amount in Row (11): 12.6%

14. Type of Reporting Person (See Instructions)IN

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
                                Explanatory Note

This Amendment No. 3 to Schedule 13D is being filed by Michael Salaman. Mr. Salaman filed an original Schedule 13D dated October 16, 2006 (the "Original 13D"), an Amendment No. 1 to Schedule 13D on February 1, 2007 ("Amendment No. 1") and an Amendment No. 2 to Schedule 13D on December 18, 2007 ("Amendment No. 2, and together with the Original 13D and Amendment No. 1, the "Prior 13Ds"). Capitalized terms which are used herein but are not defined herein shall have the meaning ascribed to them in the Prior 13Ds. This Amendment No. 3 to Schedule 13D amends the Prior 13Ds as specifically set forth herein

Item 1.    Security and Issuer

The information reported in response to Item 1 in the Prior 13Ds is incorporated herein by reference.

Item 2.    Identity and Background

The information reported in response to Item 2 in the Prior 13Ds is incorporated herein by reference.

Item 3.    Source and Amount of Funds or Other Consideration

The information reported in response to Item 3 in the Prior 13Ds is incorporated herein by reference and is further amended and supplemented as follows:

On March 24, 2008, the Reporting Person was granted 2,075,000 shares of restricted common stock in consideration of a guarantee provided by him in connection with a secured financing arrangement procured by the Company in November 2007.

Item 4.    Purpose of Transaction

The information reported in response to Item 4 in the Prior 13Ds is incorporated herein by reference.

Item 5.    Interest in Securities of the Issuer

Items 5(a)-(b) of the Prior 13Ds are hereby amended and restated to read in its entirety as follows:

(a)-(b) As a result of the Reporting Person's transactions described in Item 3 of this Schedule 13D/A, the Reporting Person may currently be deemed to be the beneficial owner of 12,937,657 shares of Common Stock. Such number of shares of Common Stock constitutes approximately 12.6% of the issued and outstanding shares of Issuer's Common Stock based on the number of shares of Issuer's Common Stock outstanding as of March 24, 2008. The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of all such shares of Common Stock of the Issuer. Of these shares, 1,200,000 shares are issuable upon the exercise of stock options presently held by the Reporting Person which were granted in January 2007 and which are exercisable within 60 days from the date of this Schedule 13D/A and 750,000 shares are issuable upon the exercise of stock options granted on November 28, 2007. As described in Item 3 of the Prior 13Ds and for the purpose of this Schedule 13D/A, 1,800,000 of the options granted by the Board on January 12, 2007 and 2,250,000 of the options granted by the Board on November 28, 2007 are excluded from the Reporting Person's beneficial ownership calculations.

(c) Except as described in Item 3 and Item 5(a), the Reporting Person has not effected any transactions in the Issuer's Common Stock during the past sixty days.

(d) To the Reporting Person's knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Reporting Person reported on herein.

(e) Not applicable.

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

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information reported in response to Item 6 in the Prior 13Ds is incorporated herein by reference.

Item 7.   Material to Be Filed as Exhibits

None.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March  31, 2008

 /s/ Michael Salaman
--------------------------
Signature

Michael Salaman
--------------------------
Name

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purposed which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)




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